

13010938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section
FEB 2 6 2013
Washington DC

SEC FILE NUMBER
8- 67284

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2012___ AND ENDING ___December 31, 2012___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Placement Insurance Products, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2754 Brandt Drive South, Suite 200
(No. and Street)

Fargo   North Dakota   58104
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Schoen   (701) 235-1183
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Matthew Schoen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Private Placement Insurance Products, LLC_____, as of _____December 31_____, 20 12 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of __California__
County of __Ventura__
Subscribed and sworn to (or affirmed) before me
on this __21__ day of __February__ , __2013__ by
__Matthew Schoen__ proved to me on
the basis of satisfactory evidences to be the
person who appeared before me.

_____
                Notary Public

_____
Signature

__MANAGING PRINCIPAL__
                Title

JOHN C. HIGBIE
COMM. # 1847783
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
MY COMM. EXP. JUN. 3, 2013

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

<center>**Independent Auditor's Report**</center>

Board of Directors
Private Placement Insurance Products, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Private Placement Insurance Products, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Placement Insurance Products, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2013

Private Placement Insurance Products, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$	82,958
Accounts receivable		105,674
CRD Deposit		2,000
Total assets	$	190,632

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	61,615
Total liabilities		61,615

Member's equity

Member's equity		129,017
Total member's equity		129,017
Total liabilities and member's equity	$	190,632

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues

Commissions	$	827,727
Total revenues		827,727

Expenses

Employee compensation and benefits	121,148
Commission	405,522
Professional fees	24,852
Occupancy expense	22,014
Other operating expenses	122,125
Total expenses	695,661
Net income (loss) before income tax provision	132,066
Income tax provision	3,300
Net income (loss)	$ 128,766

Private Placement Insurance Products, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

	Member's Equity
Balance at December 31, 2011	$ 167,251
Member's distributions	(167,000)
Net income (loss)	128,766
Balance at December 31, 2012	$ 129,017

Private Placement Insurance Products, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flow from operating activities:			
Net income (loss)			$ 128,766
Adjustments to reconcile net income (loss) to net			
cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Accounts receivable	$	15,755	
CRD Deposit		744	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		(5,731)	
Total adjustments			10,768
Net cash provided by (used in) operating activities			139,534
Net cash provided by (used in) in investing activities			-
Cash flow from financing activities:			
Member distributions		(167,000)	
Net cash provided by (used in) financing activities			(167,000)
Net increase (decrease) in cash			(27,466)
Cash at beginning of year			110,424
Cash at end of year			$ 82,958
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	3,300	

The accompanying notes are an integral part of these financial statements.

-4-

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Private Placement Insurance Products, LLC (the "Company"), was originally organized in the State of Delaware on March 14, 2005, and was approved to conduct business in California on August 17, 2006. The Company is a single member limited liability company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best efforts basis. The Company assists in the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company recognizes revenue when earned.

Rent expense for the year ended December 31, 2012, was $22,014 included in occupancy expense. The amount of rent is determined annually by the expense sharing agreement.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2012, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	2,500
Total income tax provision	$ 3,300

Note 3: RELATED PARTY TRANSACTIONS

The sole member in the Company is also a member in a related entity - MB Schoen & Associates, Inc. (MBSA). The Company has an expense sharing agreement with the related entity. As outlined in the agreement, rent, salaries, and other operating expenses will be shared. For the year ending December 31, 2012, $207,590, of operating costs were allocated from the related entity to the Company. At December 31, 2012, $84,728 was due from MBSA, and included in accounts receivable. In addition $27,879 was due to MBSA as of December 31, 2012, and was included in accounts payable and accrued expenses.

Note 3: RELATED PARTY TRANSACTIONS
(Continued)

For the year ended December 31, 2012, 65% of the Company's revenue passed through the related entity. This revenue represents trail commissions earned by the sole member, but earmarked for the Company to fund its operations. In addition $271,630 in commissions expense was redirected commissions paid to MBSA.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2012, the Company had net capital of $56,517 which was $51,517 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($61,615) to net capital was 1.09 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $3,300 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 59,817
Adjustments:		
Member's equity	$ (4,044)	
Non-allowable assets	744	
Total adjustments		(3,300)
Net capital per audited statements		$ 56,517

Private Placement Insurance Products, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2012

Computation of net capital

Member's equity	$ 129,017		
Total member's equity		$	129,017
Less: Non-allowable assets			
Accounts receivable, in excess of payable	(70,500)		
CRD Deposit	(2,000)		
Total non-allowable assets			(72,500)
Net capital			56,517

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	4,108	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital		$	51,517
Ratio of aggregate indebtedness to net capital		1.09 : 1	

There was a difference of $3,300 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2012 (See Note 6).

Private Placement Insurance Products, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Private Placement Insurance Products, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Private Placement Insurance Products, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Private Placement Insurance Products, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Private Placement Insurance Products, LLC:

In planning and performing our audit of the financial statements of Private Placement Insurance Products, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

i

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2013

Private Placement Insurance Products, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Private Placement Insurance Products, LLC for the year ended December 31, 2012 The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2012, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A 5 for the year ended was not consistent with the income reported on the FormSIPC-3 referred to above. Our procedure was performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Private Placement Insurance Products, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2013

A

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE   *WE FOCUS & CARE*

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

   (ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X _Jim C. York / Co-CPO_   _1-3-2012_
       Authorized Signature/Title   Date

SIPC-3 2012

8-

8-067284   FINRA   DEC   8/16/2006
PRIVATE PLACEMENT INSURANCE PRODUCTS LLC
1401 32ND ST SOUTH
FARGO, ND   58103

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2012

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2012** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

   (ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
   Interest on Assessments.
   ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Private Placement Insurance Products, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012